September 5, 2007	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com
Via U.S. Mail And EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Max A. Webb Julie Bell

Re:	Fifth Third Holdings Funding, LLC

Registration Statement on Form S-3

Filed July 3, 2007

File No. 333-144316

On behalf of Fifth Third Holdings Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 29, 2007 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 2, which have been marked to show the changes from Amendment No. 1 to the Registration Statement as filed on August 15, 2007. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 2.)

The Depositor’s response to the Comment Letter is set forth below. The response follows the Staff’s comment, which is re-typed below. Please note that the page reference refers to the marked copy of each prospectus and form of prospectus supplement. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

September 5, 2007

Registration Statement on Form S-3

Summary of Terms

The Revolving Period, page S-10

1.

While we note your response to prior comment 7, please provide a brief description of the requirements for the assets that may be added to the pool in your summary. Refer to Item 1103(a)(5)(vi) of Regulation AB.

Response

We have revised page S-11 of the prospectus supplement to include a brief description of the requirements for the assets that may be added to the pool pursuant to Item 1103(a)(5)(vi) of Regulation AB by referencing the Section of the prospectus supplement entitled “The Receivables Pool – Criteria Applicable to Selection of Receivables.” We have also included a placeholder on page S-28 indicating where any additional requirements for assets that may be added to the pool should be inserted.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin at (312) 701-7373 or Angela Ulum at (312) 701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Paul L. Reynolds, Esq.

H. Samuel Lind, Esq.

Tayfun Tuzun